UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of November 2012

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Relevant information regarding Corporación Financiera Colombiana S.A. - Corficolombiana

Item 1

Corporación Financiera Colombiana S.A. - Corficolombiana, a consolidated subsidiary of Grupo Aval Acciones y Valores S.A., has made public the following relevant information:
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“CORPORACION FINANCIERA COLOMBIANA S.A.

RELEVANT INFORMATION

November 26, 2012

According to Bulletin No. 297 dated November 26, 2012, published by the Colombian Stock Exchange (Bolsa de Valores de Colombia-BVC), in relation to the tender offer made between November 9, 2012 and November 23, 2012, in which Corficolombiana S.A. offered to acquire up to 20% of the outstanding common shares of Promigas S.A. E.S.P.; it is hereby informed that the offer was accepted in an amount of 24,886,569 common shares, representing 18.7% of the outstanding shares of Promigas S.A. E.S.P.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2012

GRUPO AVAL ACCIONES Y VALORES S.A.
By:	/s/ Javier Díaz Fajardo
	Name:	Javier Díaz Fajardo
	Title:	Vice President of Investor Relations